

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2011

Joel I. Wilson
Co-Chief Executive Officer
American Realty Funds Corporation
501 S. Euclid
Bay City, Michigan 48706

Re: American Realty Funds Corporation
       Amendment No. 4 to Registration Statement on Form S-11
       Filed March 21, 2011
       File No. 333-170828

Dear Mr. Wilson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management, page 30

1.   We note your response to comment 2 of our letter dated April 11, 2011, in which you have revised your disclosure. We note that the table on page 30 which sets forth the positions of your officers and directors does not identify Mr. Wilson as the Chief Financial Officer. Please revise this table to list all positions held by each individual.

Properties, page 40

2.   We note you indicate on page 44 that in all but one of the land contracts you entered into, the purchasers did not have the entire 10% of the purchase price required to complete the transaction. We further note you indicate in footnote 10 on page 42 that the purchaser

made a $3,830 down payment and that $3,800 of the down payment was made by the buyer. Please revise to clarify.

Customers, page 43

3.   Please revise the dollar amount of down payments made by borrowers which were borrowed from Diversified Lending Services, LLC to agree with the disclosure on pages 41 and 42.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Senior Staff Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Joel Arberman
        Public Financial Services, LLC
        Via *facsimile*: (678) 559-0271